Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Partners
Crosstex Energy, L.P.
     We consent to the incorporation by reference in the registration statements No. 333-134712 and 333-135951 on Forms S-3 and on registration statements No. 333-107025 and 333-127645 on Forms S-8 of Crosstex Energy, L.P. and subsidiaries of our reports dated March 2, 2009, with respect to the consolidated balance sheets of Crosstex Energy, L.P. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in partners’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Crosstex Energy, L.P. and subsidiaries.
/s/ KPMG LLP
Dallas, TX
March 2, 2009